November 8, 2019

Brandon Stump
Chief Executive Officer
Charlie's Holdings, Inc.
1007 Brioso Drive
Costa Mesa, CA 92627

       Re: Charlie's Holdings, Inc.
           Amendment No. 2 to
           Registration Statement on Form S-1
           Filed October 28, 2019

Dear Mr. Stump:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2019 letter.

Amended Form S-1 filed October 28, 2019

Prospectus Summary, page 2

1. We note your response to our prior comment 1. Please revise the last paragraph of your government regulation discussion on page 3 to specifically state the number of pre-
       market tobacco product applications you may have to file.
Risk Factors, page 8

2. Please add a specific risk factor related to the outbreak of lung injury associated with the use of e-cigarette, or vaping, products. In this regard we note that the Centers for Disease
       Control and Prevention has stated that the specific compound or ingredient causing lung injury are not yet known, and the only way to assure that individuals are not at risk while
 Brandon Stump
Charlie's Holdings, Inc.
November 8, 2019
Page 2
         the investigation continues is to consider refraining from use of all e-cigarette, or vaping, products.
General

3. We note your response to our prior comment 3, including disclosure "that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act." Please revise to clarify whether the forum selection provision applies to actions arising under the Securities Act.
       You may contact Effie Simpson at 202-551-3346 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameBrandon Stump                                 Sincerely,
Comapany NameCharlie's Holdings, Inc.
                                                                Division of
Corporation Finance
November 8, 2019 Page 2                                         Office of Life
Sciences
FirstName LastName